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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)

Captech Financial Group, Inc.
(Name of Issuer)

Common Stock

(Title of Class of Securities)

26823Q 10 2
(CUSIP Number)

August 1, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1.	Name of Reporting Person. I.R.S. Identification No. of Above Persons (Entities Only). Crestview Capital Master, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b)☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power -0-
	6	Shared Voting Power 5,681,399 (See Item 4)
	7	Sole Dispositive Power -0-
	8	Shared Dispositive Power 5,681,399 (See Item 4)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,681,399 (See Item 4)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 18.2%(1)
12	Type of Reporting Person OO

(1) Based on 31,269,442 shares outstanding as of August 1, 2007, based on the Form 8-K filed by the Issuer on August 3, 2007.

1.	Name of Reporting Person. I.R.S. Identification No. of Above Persons (Entities Only). Crestview Capital Partners, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Illinois
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power -0-
	6	Shared Voting Power 5,681,399 (See Item 4)
	7	Sole Dispositive Power -0-
	8	Shared Dispositive Power 5,681,399 (See Item 4)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,681,399 (See Item 4)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 18.2%(1)
12	Type of Reporting Person OO

(1) Based on 31,269,442 shares outstanding as of August 1, 2007, based on the Form 8-K filed by the Issuer on August 3, 2007.

Item 1(a):	Name of Issuer.
Captech Financial Group, Inc.
Item 1(b):	Address of Issuer’s Principal Executive Offices.
4951 Airport Parkway, #660 Addison, Texas 75001

Item 2(a):	Name of Person Filing.
Crestview Capital Master, LLC (“Crestview”)
Crestview Capital Partners, LLC (“Crestview Partners”)
Item 2(b):	Address of Principal Business Office or, if none, Residence.
c/o Crestview Capital Funds
95 Revere Drive, Suite A
Northbrook, Illinois 60062
Item 2(c):	Citizenship.
Crestview is a Delaware limited liability company.
Crestview Partners is an Illinois limited liability company.
Item 2(d):	Title of Class of Securities.
Common Stock, no par value per share (“Common Stock”)
Item 2(e):	CUSIP Number.
26823Q 10 2
Item 3:	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
Not Applicable
Item 4:	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount Beneficially Owned:

Crestview is the beneficial owner of 5,681,399 shares of Common Stock (the “Record Shares”). As the sole manager of Crestview, Crestview Partners may be deemed to beneficially own the Record Shares. Currently, Stewart Flink, Robert Hoyt and Daniel Warsh, each of whom are United States citizens, are the managers of Crestview Partners, and as such may be deemed to share the power to vote and to dispose of investments beneficially owned by Crestview Partners. As a result, each of Messrs. Flink, Hoyt and Warsh may also be deemed to beneficially own the Record Shares; however each disclaims beneficial ownership of such shares of Common Stock.

(b)	Percent of Class:
Each Reporting Person: 18.2%
(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
-0-
(ii) Shared power to vote or to direct the vote:
5,681,399 for each Reporting Person
(iii) Sole power to dispose or to direct the disposition of:
-0-
(iv) Shared power to dispose or to direct the disposition of:
5,681,399 for each Reporting Person

Item 5:	Ownership of Five Percent or Less of a Class.
Not applicable
Item 6:	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable

Item 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable
Item 8:	Identification and Classification of Members of the Group.

This Schedule is filed as a joint statement pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”) by each of the Reporting Persons. While the Reporting Persons may be deemed to be a “group” for purposes of Section 13(d)(3) of the Exchange Act, each of the Reporting Persons hereby disclaims the existence and membership in a “group” and disclaims beneficial ownership of shares of Common Stock beneficially owned by all other Reporting Persons. Each of Messrs. Flink, Hoyt, and Warsh may be deemed to have beneficial ownership of the shares of Common Stock reported hereby, although each disclaims such beneficial ownership.

Item 9:	Notice of Dissolution of Group.
Not Applicable
Item 10:	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 10, 2007 Crestview Capital Master, LLC By: Crestview Capital Partners, LLC, its Sole Manager
By: /s/ Daniel I. Warsh Name: Daniel I. Warsh Title: Manager
Crestview Capital Partners, LLC By: /s/ Daniel I. Warsh Name: Daniel I. Warsh Title: Manager

EXHIBIT 1
JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock, no par value per share, of Captech Financial Group, Inc., and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of August 10, 2007.

Crestview Capital Master, LLC By: Crestview Capital Partners, LLC, its Sole Manager By: /s/ Daniel I. Warsh Name: Daniel I. Warsh Title: Manager
Crestview Capital Partners, LLC By: /s/ Daniel I. Warsh Name: Daniel I. Warsh Title: Manager